SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

TECTONIC THERAPEUTIC, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

878972108

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 8th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Terrance McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,157,976 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,157,976 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,157,976 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 20,262 shares of Common Stock (as defined in Item 1 below) held by PFC I (as defined in Item 2(a) below), (ii) 64,652 shares of Common Stock held by PFC II (as defined in Item 2(a) below) and (iii) 1,073,062 shares of Common Stock held by PP IX (as defined in Item 2(a) below). The aggregate amount beneficially owned does not include 11,760 shares of Common Stock granted to Mr. McGuire in his capacity as a director of the Issuer because such shares are not exercisable as of the date of filing this Statement (as defined in Item 1 below) or within 60 days thereafter. PFCM I (as defined in Item 2(a) below) is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s (as defined in Item 1 below) board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I. PFCM II (as defined in Item 2(a) below) is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II. PP GP IX (as defined in Item 2(a) below) is the general partner of PP IX. The PP GP IX Managing Members (as defined in Item 2(c) below) are the managing members of PP GP IX, and Mr. McGuire, a member of the Issuer’s board of directors, is an interest holder in PP GP IX. Each of PP GP IX, the PP GP IX Managing Members and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PP IX.

(2)

Based on 14,734,323 shares of Common Stock outstanding upon the Closing (as defined in Item 3 below) of the Business Combination (as defined in Item 3 below), as reported to the Reporting Persons (as defined in Item 2(a) below) by the Issuer.

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Polaris Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,073,062 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,073,062 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,062 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by PP IX. PP GP IX is the general partner of PP IX. The PP GP IX Managing Members are the managing members of PP GP IX, and Mr. McGuire, a member of the Issuer’s board of directors, is an interest holder in PP GP IX. Each of PP GP IX, the PP GP IX Managing Members and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PP IX.

(2)	Based on 14,734,323 shares of the Issuer’s Common Stock outstanding as of the Closing, as reported to the Reporting Persons by the Issuer.

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Polaris Partners GP IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,073,062 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,073,062 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,062 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by PP IX. PP GP IX is the general partner of PP IX. The PP GP IX Managing Members are the managing members of PP GP IX, and Mr. McGuire, a member of the Issuer’s board of directors, is an interest holder in PP GP IX. Each of PP GP IX, the PP GP IX Managing Members and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PP IX.

(2)	Based on 14,734,323 shares of the Issuer’s Common Stock outstanding as of the Closing, as reported to the Reporting Persons by the Issuer.

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Polaris Founders Capital Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,262 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,262 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,262 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by PFC I. PFCM I is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I.

(2)	Based on 14,734,323 shares of the Issuer’s Common Stock outstanding as of the Closing, as reported to the Reporting Persons by the Issuer.

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Polaris Founders Capital Fund Management Co. I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,262 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,262 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,262 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by PFC I. PFCM I is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I.

(2)	Based on 14,734,323 shares of the Issuer’s Common Stock outstanding as of the Closing, as reported to the Reporting Persons by the Issuer.

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Polaris Founders Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,652 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,652 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,652 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by PFC II. PFCM II is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II.

(2)	Based on 14,734,323 shares of the Issuer’s Common Stock outstanding as of the Closing, as reported to the Reporting Persons by the Issuer.

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Polaris Founders Capital Fund Management Co. II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,652 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,652 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,652 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by PFC II. PFCM II is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II.

(2)	Based on 14,734,323 shares of the Issuer’s Common Stock outstanding as of the Closing, as reported to the Reporting Persons by the Issuer.

CUSIP No. 878972108	13D

1	NAMES OF REPORTING PERSONS Jonathan Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,914 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,914 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,914 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 28,230 shares of Common Stock held by PFC I and (ii) 90,077 shares of Common Stock held by PFC II. PFCM I is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I. PFCM II is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer’s board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II.

(2)	Based on 14,734,323 shares of the Issuer’s Common Stock outstanding as of the Closing, as reported to the Reporting Persons by the Issuer.

CUSIP No. 878972108	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Tectonic Therapeutic, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 490 Arsenal Way, Suite 210, Watertown, MA 02472. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by Polaris Partners IX, L.P. (“PP IX”), Polaris Partners GP IX, L.L.C. (“PP GP IX”), Polaris Founders Capital Fund I, L.P. (“PFC I”), Polaris Founders Capital Management Co. I, L.L.C. (“PFCM I”), Polaris Founders Capital Fund II, L.P. (“PFC II”) and Polaris Founders Capital Management Co. II, L.L.C. (“PFCM II”, and together with PP IX, PP GP IX, PFC I, PFCM I and PFC II, the “Reporting Entities”) and Terrance McGuire (“McGuire”), a member of the Issuer’s board of directors (the “Board”) and Jonathan Flint (“Flint”, and together with McGuire, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The address of the business offices of each of the Reporting Persons is One Marina Park Drive, 8th Floor, Boston, MA 02210.

(c) PP IX, PFC I and PFC II are each a venture capital investment entity. PP GP IX, PFCM I and PFCM II are the general partners of the venture capital investment entities. McGuire is a member of the Board, a managing member of PFCM I and PFCM II and an interest holder of PP GP IX. Flint is a managing member of PFCM I and PFCM II. Each of David Barrett, Brian Chee, Amir Nashat and Amy Schulman are the managing members of PP GP IX (the “PP GP IX Managing Members”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of PP GP IX, PFCM I and PFCM II are limited liability companies organized under the laws of the State of Delaware. Each of PP IX, PFC I and PFC II are limited partnerships organized under the laws of the State of Delaware. Each McGuire and Flint are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired in the Business Combination (as defined below). Avrobio, Inc., a Delaware corporation (“Avrobio”), and Tectonic Therapeutic, Inc., a Delaware corporation (“Tectonic”), entered into an Agreement and Plan of Merger and Reorganization (the “Business Combination Agreement”) on January 30, 2024, pursuant to which, among other matters, Alpine Merger Subsidiary, Inc., a direct, wholly owned subsidiary of Avrobio (“Merger Sub”), will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of Avrobio (such transaction, the “Business Combination”). After the completion of the Business Combination, Avrobio will change its corporate name to “Tectonic Therapeutic, Inc.” with the surviving entity becoming the Issuer for purposes of this Statement.

At the effective time of the Business Combination (the “Closing”), each share of Tectonic common stock, par value $0.0001 per share (“Tectonic Common Stock”), after giving effect to the conversion of each share of Tectonic preferred stock, par value $0.0001 per share, into Tectonic Common Stock as well as the issuance of the private financing shares (as defined below) and of Company SAFEs (as defined below) will be converted into the right to receive a number of shares of Avrobio common stock (the “Conversion Shares”), par value $0.0001 per share, equal to the exchange ratio.

In connection with the Business Combination, certain investors, including each of PP IX and PFC II agreed to purchase shares of Tectonic Common Stock at a purchase price of $12.39908 per share subject to and immediately prior to the Closing, pursuant to the terms of a subscription agreement entered into by such investors and Tectonic, and certain investors, including PP IX and PFC II consummated certain additional purchases of Tectonic Common Stock pursuant to the conversion of certain simple agreements for future equity entered into by such investors and Tectonic (the “Company SAFEs”). The above summary is qualified by reference to such description and the full text of the Business Combination Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Following the Closing, the Reporting Persons hold an aggregate of 1,157,976 shares of the Issuer’s Common Stock.

All securities of the Issuer covered by this Statement were originally acquired by each of PP IX, PFC I, and PFC II using investment funds provided to each of PP IX, PFC I, and PFC II by their respective limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

McGuire is a member of the Issuer’s board of directors. In addition, McGuire, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2024 Equity Incentive Plan (the “Option Plan”), which became effective upon the Closing.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of PP IX, PFC I, and PFC II (the “Funds”), the respective limited and general partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

The Conversion Shares held by the Funds are subject to certain lock-up restrictions, which prohibit, subject to certain limited exceptions, the sale, transfer or conveyance of any of the Conversion Shares held by the Funds for 180 days following the closing of the Business Combination. The above summary is qualified by reference to such description and the full text of the Lock-Up Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

McGuire, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Option Plan, and the Issuer’s non-employee director compensation policy (the “Compensation Policy”). The terms and provisions of the Option Plan and the Compensation Policy are described in the Option Plan filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K as filed with the Commission on June 20, 2024 (File No. 001-38537). The full text of the Option Plan is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into indemnification agreements with its directors and executive officers. These agreements provide that the Issuer will indemnify each of its directors and executive officers to the fullest extent permitted by Delaware law. The Issuer will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and the Issuer will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of the Issuer or in furtherance of the Issuer’s rights. Additionally, certain of the Issuer’s directors may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, the Issuer has agreed in the indemnification agreements that the Issuer’s obligations to those same directors are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 27, 2024, by and among the Reporting Persons (filed herewith).

Exhibit 2	Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, by and among the Avrobio, Merger Sub and Tectonic (filed as Annex A to Avrobio’s Registration Statement on Form S-4 as filed with the Commission on April 29, 2024 (File No. 333-277048) and incorporated herein by reference).

Exhibit 3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Annex E to Avrobio’s Registration Statement on Form S-4 as filed with the Commission on April 29, 2024 (File No. 333-277048) and incorporated herein by reference).

Exhibit 4	2024 Equity Incentive Plan and associated forms (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K as filed with the Commission on June 20, 2024 (File No. 001-38537) and incorporated herein by reference).

Exhibit 5	Form of Indemnity Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Commission on June 20, 2024 (File No. 001-38537) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2024

POLARIS PARTNERS IX, L.P.
By:	Polaris Partners GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name: Lauren Crockett
Title: General Counsel

POLARIS PARTNERS GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name: Lauren Crockett
Title: General Counsel

POLARIS FOUNDERS CAPITAL FUND I, L.P.
By:	Polaris Capital Management Co. I, L.L.C.

By:	/s/ Gregg Rubin
Name: Gregg Rubin
Title: General Partner

POLARIS FOUNDERS CAPITAL MANAGEMENT CO. I, L.L.C.

By:	/s/ Gregg Rubin
Name: Gregg Rubin
Title: General Partner

POLARIS FOUNDERS CAPITAL FUND II, L.P.
By:	Polaris Capital Management Co. II, L.L.C.

By:	/s/ Harold Friedman
Name: Harold Friedman
Title: Vice President

POLARIS FOUNDERS CAPITAL MANAGEMENT CO. II, L.L.C.

By:	/s/ Harold Friedman
Name: Harold Friedman
Title: Vice President

TERRANCE MCGUIRE

By:	*
Authorized Signatory

JONATHAN FLINT

By:	*
Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Statement was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]